SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.5)*

Inuvo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122W105
(CUSIP Number)

Martin D. Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Bridgehampton Value Strategies Fund (f/k/a Bridgehampton Multi-Strategy Fund LLC)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Monument Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

01

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

01

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

01

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%1

14.	TYPE OF REPORTING PERSON

OO

1 See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth E. Lee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles D. Morgan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

70,687

8.	SHARED VOTING POWER

1,297,800

9.	SOLE DISPOSITIVE POWER

70,687

10.	SHARED DISPOSITIVE POWER

1,297,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,487

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.82%

14.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the shares of the common stock ("Common Stock") of Inuvo, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of July 10, 2014 and amends and supplements the Schedule 13D filed originally on May 5, 2009, as amended by amendment no. 1 thereto filed on December 31, 2009, as amended by amendment no. 2 thereto filed on June 30, 2011, as amended by amendment no. 3 thereto filed on December 9, 2011, and as amended by amended no. 4 thereto filed on August 23, 2013 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.Identity and Background.

Item 2 is hereby amended to add the following:

As described in Item 4 below, effective June 30, 2014, all securities of the Issuer held by Bridgehampton Value Strategies Fund (f/k/a Bridgehampton Multi-Strategy Fund LLC; the "Value Strategies Fund"), Bridgehampton Monument Fund LLC, (the “Monument Fund”) and a separate account for Mr. Morgan (the "Separately Managed Account") were transferred to Tocqueville Asset Management, L.P. (“TAM”). As a result, the Value Strategies Fund, the Monument Fund, BCM, Kenneth E. Lee (“Mr. Lee”) and Charles D. Morgan (“Mr. Morgan”) are no longer members of a Section 13(d) group with one another and each of the Value Strategies Fund, the Monument Fund, BCM and Mr. Lee shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5 to the Schedule 13D.

Mr. Morgan will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

ITEM 3.Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Separately Managed Account acquired the securities reported herein at a cost of $1,990,663.  The funds used to purchase these securities were obtained from Mr. Morgan’s personal funds and margin account borrowings made in the ordinary course of business, although Mr. Morgan cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Mr. Morgan acquired the securities over which he has sole voting and dispositive power reported herein as compensation for his service as a director of the Issuer.

ITEM 4.Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective June 30, 2014, all securities of the Issuer held by the Value Strategies Fund, the Monument Fund and the Separately Managed Account were transferred to TAM. Following the transfer, the Value Strategies Fund was reorganized as the Tocqueville Alternative Strategies Fund which is a part of the Tocqueville Trust.  The Monument Fund was renamed as Tocqueville Monument Fund LLC.  TAM is the investment advisor of the Tocqueville Alternative Strategies Fund, Tocqueville Monument Fund LLC and the Separately Managed Account.  BCM no longer has any assets under management. Accordingly, TAM is expected to file a separate Schedule 13D reporting the securities of the Issuer held by Tocqueville Monument Fund LLC, the Tocqueville Alternative Strategies Fund and the Separately Managed Account.

ITEM 5.Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)The Reporting Persons’ beneficial ownership is as follows:

(i)As explained in Item 4, the Value Strategies Fund does not beneficially own any securities of the Issuer.

(ii)As explained in Item 4, the Monument Fund does not beneficially own any securities of the Issuer.

(iii)As explained in Item 4, BCM does not beneficially own any securities of the Issuer.

(iv)As explained in Item 4, Mr. Lee does not beneficially own any securities of the Issuer.

(v)Mr. Morgan has sole beneficial ownership of 70,687 shares of Common Stock representing 0.3% of all the outstanding shares of Common Stock of the Issuer.  Mr. Morgan may be deemed to be the beneficial owner of 1,297,800 shares of Common Stock beneficially owned by the Separately Managed Account, representing 5.5% of all of the outstanding shares of Common Stock consisting of (A) 1,202,800 shares of Common Stock, and (B) immediately exercisable warrants to purchase 95,000 shares of Common Stock.

(b)Mr. Morgan and TAM have shared power to vote or direct the vote of the 1,297,800 shares of Common Stock individually beneficially owned by the Separately Managed Account.

Mr. Morgan has the sole power to vote and dispose or direct the vote and disposition of the 70,687 shares of Common Stock individually beneficially owned by Mr. Morgan.

(c)The transactions effected by the Reporting Persons during the past 60 days are as follows:

On June 9, 2014, the Separately Managed Account purchased 25,000 shares of Common Stock at a price per share of $0.82.

Effective June 30, 2014, all securities of the Issuer held by the Value Strategies Fund (381,750 shares of Common Stock, after factoring in warrants) the Monument Fund (373,250 shares of Common Stock, after factoring in warrants) and the Separately Managed Account (1,297,800 shares of Common Stock, after factoring in warrants) were transferred by BCM to TAM.

No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during such period.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Mr. Morgan received options under the Issuer’s Long Term Incentive Plan exercisable for 20,000 shares of Common Stock.  The options were issued on August 3, 2009 and one-third of the total grant vests each year over three years.  All 20,000 of these options have vested and are currently exercisable.

Mr. Morgan received options under the Issuer's 2010 Equity Compensation Plan exercisable for 7,500 shares of Common Stock. The options were issued on July 28, 2010, and one-third of the total grant vests each year over three years.  All 7,500 of these options have vested and are currently exercisable.

Mr. Morgan was granted 1,215 shares of Common Stock as compensation for his service as a director of the Issuer on October 4, 2010. These shares are subject to forfeiture until they have vested.  One-third of the grant vests each year over three years.  Until the shares have vested, Mr. Morgan may not vote or dispose of the shares.  As of the date hereof, 1,215  of the shares have vested.

Mr. Morgan received options under the Issuer’s Long Term Incentive Plan exercisable for 10,000 shares of Common Stock.  The options were issued on July 6, 2011 and one-third of the total grant vests each year over three years.  10,000 of these options have vested.

Except as described in Item 4 and in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned each certifies that the information with respect to him or it set forth in this statement is true, complete and correct.

Dated:  July 10, 2014

BRIDGEHAMPTON VALUE STRATEGIES FUND

By:  /s/ Kenneth E. Lee
                           Kenneth E. Lee, Authorized Signatory

BRIDGEHAMPTON MONUMENT FUND LLC

By: /s/ Kenneth E. Lee
                          Kenneth E. Lee, Authorized Signatory

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:  /s/ Kenneth E. Lee
             Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
     Kenneth E. Lee

/s/ Charles D. Morgan
     Charles D. Morgan